Exhibit 10.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610	FOR IMMEDIATE RELEASE
Corporate Media Relations:
Brian T. Gallagher
+1 201 785 3206  (office)
+1 201-574-3840  (cell)
briang@radware.com

Radware Ltd. Announces Preliminary Results For First Quarter 2013

TEL AVIV, ISRAEL; April 5, 2013  --  Radware® (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today announced preliminary results for the first quarter of 2013. Revenues for the quarter are expected to be $45 million, below the company’s guidance of $48.5 million to $49.5 million. Non-GAAP EPS is expected to be $0.30 per diluted share, compared to guidance of $0.40 to $0.43 per diluted share.

“While we realized strong sales in the U.S. market during the first quarter of 2013, the company experienced weaker than expected results in EMEA and China,” stated Roy Zisapel president and chief executive officer, Radware. “This resulted in lower quarterly revenues than we anticipated.”

Radware management will host an investor conference call Friday, April 5, 2013 at 08:45 am ET to discuss preliminary first quarter 2013 results and certain other matters related to the Company’s business.

The conference call will be webcast on April 5, 2013 at 8:45a.m. ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate:

Participants in the US call: Toll Free +1 –800- 230-1085

Participants Internationally call:  +1-612-234-9960

Conference ID:  288285

Please find a link to the upcoming webcast presentation on the following web page:
http://www.radware.com/Company/InvestorRelations/default.aspx

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers.  Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

###

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.